March 19, 2025

Hans van Houte
Chief Financial Officer
Nurix Therapeutics, Inc.
1700 Owens Street, Suite 205
San Francisco, CA 94158

       Re: Nurix Therapeutics, Inc.
           Form 10-K for Fiscal Year Ended November 30, 2024
           File No. 001-39398
Dear Hans van Houte:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Life Sciences